UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-40008

Sunrise New Energy Co., Ltd.

Room 703, West Zone, R&D Building

Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road

Zhangdian District, Zibo City, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Resignation and Appointment of Director

Mr. Haiwei Zuo, a director of Sunrise New Energy Co., Ltd. (the “Company”), notified the Company of his resignation from the board of directors of the Company (“Board”) on June 8, 2023, effective immediately.

On June 8, 2023, the Board appointed Ms. Chao Liu, the Company’s chief financial officer, as a director, to fill the vacancy created by the departure of Mr. Haiwei Zuo. The Company’s nominating and governance committee recommended to the Board the appointment of Ms. Chao Liu, who has served as the Company’s chief financial officer since February 2019. Ms. Chao Liu does not have a family relationship with any director or executive officer of the Company.

Resignation of Chief Operating Officer

Mr. Chenming Qi, the chief operating officer of the Company, notified the Company of his resignation as the chief operating officer of the Company on June 8, 2023, effective immediately. No successor chief operating officer has been appointed as of the date of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sunrise New Energy Co., Ltd.

Date: June 13, 2023	By:	/s/ Haiping Hu
	Name:	Haiping Hu
	Title:	Chief Executive Officer

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